Worldwide
Research,
Advisory &
Business
Intelligence
Services

                                     [LOGO]

                        1996
               Annual Report

A SINGLE RESOURCE TO ANSWER MANY QUESTIONS
--------------------------------------------------------------------------------
THE EXPERTS IN OUR QUICK CONSULTING AND RESEARCH SERVICE FIND COST-EFFECTIVE RESPONSES TO QUESTIONS LIKE THESE:

o What can you find out about a new frozen cookie being test-marketed by my competitor?
o What is the outlook for usage of flat-rolled steel in cars in the next ten years?
o Has the executive I'm about to enter a business deal with been involved in any litigation?
o  Who are some of the leading doctors doing research on retinitis pigmentosa?
o  What are the typical matches and vesting schedules for a 401(k)?
o What local government regulations apply to the export of computers to Hong Kong?
o What tax or accounting issues should I be aware of before launching a national contest for our customers?


OUR STRATEGIC CONSULTING AND RESEARCH GROUP CONDUCTS CUSTOM STUDIES AND SURVEYS TO ADDRESS STRATEGIC QUESTIONS SUCH AS:
o What are the best branding practices in the OEM market for computers and peripherals?
o What is the strategic direction of my competitor? Are they a suitable acquisitions target?
o Should I expand into a new product category given current market conditions? How will emerging technology standards affect this decision?
o What is the interest level for new long-distance calling services among a specific consumer segment?


CLIENTS DEPEND ON OUR CUSTOMER SATISFACTION AND LOYALTY GROUP FOR ANSWERS TO THESE KEY CONCERNS:

o  How satisfied are my customers with my company's performance?
o  What are the primary needs and concerns of my customers?
o  What are my company's competitive strengths and weaknesses?
o  What do my customers value most about the products and services we provide?


THE RESEARCH PUBLICATIONS GROUP PRODUCES HUNDREDS OF RESOURCES TO HELP ANSWER THESE TYPES OF QUESTIONS:

o  What is the size of the market currently?  Historically?
    What about forecasts for future growth?
o  What companies command the highest market share?
o What economic, regulatory, technological and competitive trends are driving the market?
o  Can you provide current import and export data?
o  What is the industry structure and corresponding barriers to entry?


OUR EMERGING  TECHNOLOGIES  RESEARCH  GROUP  PROVIDES  ANSWERS TO THESE CRITICAL
QUESTIONS:

o What consumer segments can be reached and effectively marketed to via the Internet?
o  Where does the Internet fit into other marketing and media plans?
o  When, and how much, should I invest in Internet market development?
o What technology factors will most influence the purchase and use of new interactive products and services?
o  What types of products offered online are most likely to inspire a purchase?

                           ---------------------------
                                 COMPANY PROFILE
                           ---------------------------

FIND/SVP  provides  fully  integrated   research,   business   intelligence  and
management advisory services in a broad range of industries and disciplines.

Founded in 1969, FIND/SVP pioneered the delivery of quick question-answering services through telephone consultations with experienced specialists. Today, it is a leading provider of outsourced and co-sourced research and knowledge support services. The Company's 1,100 experts around the world serve as advisors to more than 17,000 executives in 2,300 client organizations.

FIND/SVP's services range from quick, cost-effective consulting over the telephone to strategic, in-depth intelligence and analysis.

FIND/SVP's core activity is its Quick Consulting and Research Service which delivers fast, focused answers to questions from clients. These clients pay on a retainer basis, thus providing a continuing base of recurring revenue.

The Company's Strategic Consulting and Research Group handles more in-depth market research, benchmarking and competitive intelligence assignments. Its Customer Satisfaction and Loyalty Group assists clients in monitoring and assessing their performance through satisfaction and loyalty measurement programs. Its Emerging Technologies Research Group performs primary research on consumer and business use of interactive products and services through ground-breaking multi-client studies and its continuous advisory programs. FIND/SVP's Research Publications Group produces syndicated market intelligence reports and profiles available in both print and online formats. Finally, the Company's Knowledge Management Group assist clients with a variety of knowledge support services.

Through a licensing agreement, FIND/SVP is a member of the international SVP network of companies, which enables it to provide executives with worldwide research assistance.

The Company's strategy is to increase its base of recurring revenue clients by delivering broad-based decision support, and to provide those clients with a highly integrated group of additional research, advisory and business intelligence services.

TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

When the corporate biography of FIND/SVP is written, the chronicler is likely to record that 1996 was one of the most important years in the Company's history. This was the year in which FIND/SVP launched its transition into a 21st century organization - the Company's new beginning.

While the 1996 financial results were a disappointment, if you were to probe beneath the surface with a more thorough analysis of what transpired and what was accomplished, I believe you would interpret the results as the price of admission into an exceptionally bright future. (A succinct statistical financial summary appears on page 4)

You might ask, "why 1996?" Quite simply, the rapidly changing business environment combined with the achievement of a certain critical mass (we exceeded $30 million in annual revenues for the first time) indicated that the timing was right for a new set of initiatives.

Underlying all of our activities last year was our corporate mission - to be the leading resource offering an integrated group of research, advisory and business intelligence services in a broad range of industries and disciplines. Our goal is to help clients acquire and use the knowledge they need to strengthen decision-making, problem solving and performance so they may gain a real competitive advantage.

More specifically, by forming "partnerships" with the more than 17,000 executives in nearly 2,300 organizations who are retainer clients of our core business, we make them more competitive and save them time and money in addressing their knowledge needs.

PLANS FOR THE FUTURE

During the past year, we set forth four principal strategies:

o Increase the growth rate of the Company's highly successful and profitable Quick Consulting and Research Service, which accounts for 65 percent of revenues and provides a recurring revenue base that has grown each quarter since 1969. We have planned new sales and marketing programs to increase penetration of the potential market, which we believe is more than 75,000 U.S. companies. In addition, we initiated new programs to enable our clients to interact electronically through the Internet with the people in our practice groups, and to enable us to deliver results to their desktops.

o Vertically integrate our services and market them as a total package. Whether executives need quick tactical searching, insightful research or in-depth intelligence and analysis, we want them to come to us first. Our published research, for example, will now be used primarily to attract and retain recurring revenue clients. Among other things, this shift in strategy resulted in a $802,000 restructuring charge during 1996.

o Leverage our core competence of customized question-answering on a large scale. To this end, we created FINDOUT, a new Web site that is a reference help desk for consumers. Our plan is to offer this service as a value-added feature for major publications, marketing organizations and Internet services through ongoing contracts and alliances. While it is too soon to predict results, there are two early indications of progress: first, a trial program is underway with a major nationally recognized newspaper; and second, in early 1997 FINDOUT was named by YAHOO! INTERNET LIFE as one of its "25 Most Incredibly Useful Sites."

o Make both strategic and opportunistic acquisitions and alliances to enhance our ability to provide one-stop service to our clients.

FINANCINGS FOR GROWTH

To implement our new and ambitious plans, additional financing was required. An important vote of confidence was cast near year-end when the Company closed an initial $2.5 million financing (part of a potential $5 million total package) led by a fund managed by Furman Selz Investments LLC (Furman Selz), which included participation by FIND/SVP's international shareholder and affiliate, SVP, S.A. The executive vice president of Furman Selz, Jim Luikart, has joined the Company's Board of Directors. In addition, Furman Selz has made its highly regarded investment banking skills available to the Company.

What do we hope to achieve by these new initiatives? Over the past five years, FIND/SVP's revenues have increased by 78 percent. The initiatives are intended to accelerate the Company's revenue growth over the next five years. The goal, apart from being the best knowledge resource to corporate America, is to enhance the Company's stock value for our shareholders.

Realistically, of course, it is not going to be a straight-line improvement. There is still much work to be done in the repositioning of the Company that will require further investment. Most of this effort and expense will impact financial performance during the first three quarters of 1997. However, it is our belief that by the close of 1997 results will become self-evident.

At this writing, significant progress has already been made. An experienced new Vice President of Business Development has joined FIND/SVP. New marketing communications materials and programs have been created. A new online "virtual consulting" capability has been launched. A major upgrade of our internal question and client tracking systems, designed to improve efficiency, has been implemented.

Clearly, 1996 was an eventful and progressive year for our Company. As I review the year in its totality, there is no question in my mind that our accomplishments position FIND/SVP to be a premier growth company in the knowledge service business as we head towards the 21st century.


/s/ Andrew P. Garvin

Andrew P. Garvin
Chairman and President

SELECTED FINANCIAL DATA

The following financial data set forth below is derived from the consolidated financial statements of the Company.


                                                                    Years Ended December 31,
                                                    --------------------------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)           1996       1995      1994      1993      1992
------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
Revenues                                            $ 30,525    $28,606   $24,357   $20,257   $18,164
Operating (Loss) Income                                 (839)     1,043     1,144       726       198
Cumulative Effect of Change in Accounting for
  Income Taxes                                          --         --        --         157      --
Extraordinary Item -
  Effect of Utilization of Tax Loss Carryforwards       --         --        --        --          77
  Net (Loss) Income                                     (719)       476       673       726       207
(Loss) Earnings per Common and
  Common Equivalent Share:
  (Loss) Income Before Cumulative Effect of
    Change in Accounting and Extraordinary item         (.11)       .07       .10       .09       .02
  Cumulative Effect of Change in Accounting for
    Income Taxes                                        --         --        --         .02      --
Extraordinary Item -
Effect of Utilization of Tax Loss Carryforward          --         --        --        --         .01
Net (Loss) Income Per Common and Common
    Equivalent Share                                    (.11)       .07       .10       .11       .03
Weighted Average Number of Common and
  Common Equivalent Shares Outstanding                 6,710      6,667     6,645     6,471     6,166
Cash Dividends Declared Per Common Share                --         --        --        --        --
=====================================================================================================

                                                                 Years Ended December 31,
                                                    --------------------------------------------------
(AMOUNTS IN THOUSANDS)                                  1996       1995      1994      1993      1992
------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working Capital                                     $  3,937    $ 3,854   $ 2,796   $ 2,713   $ 2,392
Total Assets                                          12,996     11,445     9,705     7,050     5,871
Long-Term Indebtedness excluding amounts
currently payable                                      3,826      2,896     1,191       207       266
Shareholders' Equity                                   4,059      4,659     4,160     3,495     2,775
=====================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

REVENUES

The Company's revenues increased by $1,919,000 or 6.7% to $30,525,000 in 1996 and by $4,249,000 or 17.4% to $28,606,000 in 1995 from $24,357,000 in 1994. The increases were due to revenue increases in all facets of the Company.
    The Company's Quick Consulting and Research Service revenues grew by $1,086,000 or 5.8% to $19,718,000 in 1996 and by $1,930,000 or 11.6% to
$18,632,000 in 1995. The increases in 1996 and 1995 were due to an increase in the average retainer fee paid per client, due primarily to an increase in the number of membership cardholders and an increase in fees.
    Revenues in the Strategic Consulting and Research area of the Company increased $496,000 or 12.5% to $4,450,000 in 1996 and $739,000 or 23.0% to
$3,954,000 in 1995. The increases were due primarily to an increase in the number of assignments and their average size, resulting from a stronger marketing effort and the addition of the Customer Satisfaction Strategies Division in April 1994. The Customer Satisfaction Strategies Division accounted for 17.8%, 18.5% and 13.3% of the Strategic Consulting and Research area's revenue for 1996, 1995 and 1994, respectively.
    Revenues of Published Research increased $872,000 or 16.8% to $6,049,000 in 1996 and $925,000 or 21.7% to $5,177,000 in 1995, due primarily to increased sales of published studies both in print and electronic format and the sales of the Emerging Technologies Research Group's multi-client studies and the Continuous Advisory Service (which began in June 1996).
    The Company operates a small newsletter publishing operation. However the newsletters that are produced generated less than 1% of the Company's revenues in 1996, 1995 and 1994.

DIRECT COSTS

Direct costs increased by $1,684,000 or 10.8% to $17,349,000 in 1996 and by $2,813,000 or 21.9% to $15,665,000 in 1995 from $12,852,000 in 1994. Direct costs represented 56.8%, 54.8% and 52.8% of revenues, respectively, in those years. The increase in total direct costs is due to the planned expansion of services including an increase in the production of published studies, the costs associated with the promotion of new products and the costs associated with the integration of new services which began in 1994, such as customer satisfaction measurement studies and multi-client studies, and the Continuous Advisory Service which began in 1996. The fluctuations in the percentage of revenue is due mainly to the timing of costs related to the expansion of services versus the timing of the incremental revenue, coupled with lower than expected revenues in the Published Research Division in the second half of 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by $1,315,000 or 11.1% to $13,213,000 or 43.3% of revenues in 1996 and by $1,537,000 or 14.8% to
$11,898,000  or 41.6% of revenues in 1995 from  $10,361,000 or 42.5% of revenues in 1994. The increases are due to the continued investment in sales and promotional efforts to generate incremental revenues and continued management development in the general and administrative areas, coupled with lower than expected revenues in the Published Research Division in the second half of 1996. The decrease in this expense as a percentage of revenues in 1995 compared to 1994 is due to the fact that costs in the selling, general and administrative areas do not generally increase at the same rate as revenues.
    The Company's lease for its main premises includes scheduled rent increases over the 15-year lease term. Financial Accounting Standards Board Statement No. 13 ("FASB No. 13") requires that rent expense under these circumstances be recognized on a straight-line basis. Accordingly, rent expense will exceed the amount actually paid in the first third of the lease, will be approximately equal to the amount actually paid in the middle third of the lease and will be less than the amount actually paid in the final third of the lease. Partly as the result of the lease renegotiation in 1992, rent payable exceeded rent expense by $142,000 in 1996 for the main premises. The Company's lease for additional premises includes scheduled rent increases over the 10-year lease term. FASB No. 13 requires that rent expense be recognized on a straight-line basis. As a result, rent expense exceeded rent payable by $71,000 in 1996 for the additional premises. In 1996, 1995 and 1994, total accrued rent payable decreased by $71,000, $182,000 and $227,000, respectively. See Note 4 of Notes to Consolidated Financial Statements.

RESTRUCTURING CHARGE

Due to lower than expected revenues and profits in the Published Research Division during the third quarter of 1996, and due to the anticipation of a more aggressive growth strategy, the Company announced and immediately began implementing a plan to restructure and consolidate operations, which included the re-organization of its operating units and a change in the method of marketing and cross-selling its various products. This plan resulted in a pre-tax charge of $802,000 during the third quarter of 1996.
    The charge includes a writedown of certain Published Research products and deferred charges of $490,000, severance and retirement charges of $167,000, charges relating to marketing and planning materials which will not be used after the restructuring of $117,000 and charges for the consolidation and reduction of several small, unprofitable product groups of $28,000, of which $122,000 in severance and retirement payments has been included in accrued expenses as of December 31, 1996. Management does not anticipate incurring additional charges such as these in the foreseeable future.

OPERATING (LOSS) INCOME

The Company's operating loss was $839,000 in 1996 as compared to operating income of $1,043,000 in 1995 and $1,144,000 in 1994. The operating loss in 1996 was due primarily to an $802,000 restructuring charge in the third quarter of 1996, coupled with an increase in direct costs and selling, general and administrative expenses as a percentage of revenues. The decrease

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

in 1995's operating income when compared to 1994 was due to an increase in direct costs as a percentage of revenue, partially off-set by a decrease in selling, general and administrative expenses as a percentage of revenues.

INTEREST INCOME AND EXPENSE; OTHER ITEMS

In 1996, the Company earned $19,000 in interest income, which decreased from $49,000 in 1995 and $59,000 in 1994. The decrease was a result of a lower level of cash invested.
    Interest expense in 1996 was $305,000 which was an increase from $248,000 in 1995 and $52,000 in 1994. The increase in interest expense in 1996 was primarily due to additional bank borrowings during the second quarter of 1996 for equipment, additional borrowings under the Company's revolving credit line during the first ten months of 1996 and the issuance of subordinated notes during the fourth quarter of 1996. The increase in 1995 was the direct result of the $2,000,000 five-year note entered into in April 1995, resulting from the Company's refinancing of its long-term debt for equipment and facility expansion, and borrowings under the Company's revolving credit line. Loan and borrowings are described in "Liquidity and Capital Resources" below.
    In 1996, the Company recorded a loss on sale of marketable investment securities of $8,000, resulting from the sale of certain securities classified as available for sale for $168,000. The Company also recorded a loss on sale of assets of $73,000 resulting from the sale of certain assets.
    In 1995, the Company recorded a gain on sale of marketable investment securities of $10,000, resulting from the sale of certain securities classified as available for sale for $209,000.
    In 1994, the Company recorded a gain on sale of assets of $80,000, resulting from the sale of certain assets within the Company's Published Research Division.

INCOME TAXES

The provision for income taxes consists of federal, state and local income taxes. The $487,000 tax benefit recognized for 1996 represents 40% of the 1996 loss before benefit for income taxes. The benefit represents a net operating loss carryback for federal purposes, a deferred tax benefit from a net operating loss carryforward for state and local taxes, and a net deferred tax benefit for temporary items, offset by a prior period underaccrual. The effective tax rate was 44% in 1995 and 45% in 1994. The reduction of income before taxes in 1995 affected the amount of income tax expense, decreasing by $180,000 from $558,000 in 1994 to $378,000 in 1995. The decrease in the effective tax rate for 1995 from 1994 was due primarily to an over accrual in 1994.
Based on the Company's history of prior operating earnings and its expectations for the future, which include the Company's restructuring efforts to improve performance, management has determined that the future operating income of the Company will more likely than not be sufficient to recognize fully the net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its business primarily from operating revenues, working capital provided by deferred revenues in the form of prepaid retainer fees, capital leases and bank debt.
    In 1996, there was a positive cash flow from operating activities of $105,000. This resulted from a net loss of $719,000, a decrease in accrued rent payable of $71,000, an increase in cash surrender value of life insurance of $110,000, an increase in deferred income taxes of $107,000, an increase in accounts receivable of $180,000, an increase in inventory of $585,000, an increase in prepaid expenses, deferred charges, deferred financing fees and goodwill of $844,000, an increase in security deposits of $7,000 and an increase in prepaid and refundable income taxes of $543,000. These items were more than offset by depreciation and amortization of $1,050,000, amortization of discount on notes payable of $1,000, the non-cash portion of restructuring charge of $610,000, a $287,000 provision for losses on accounts receivable, a loss on sale of marketable investment securities of $8,000, a loss on sale of assets of $73,000, common stock issued for services of $40,000, an increase in deferred compensation of $25,000, an increase in accounts payable and accrued expenses of $624,000 and an increase in unearned retainer income of $553,000.
    In 1995, there was a negative cash flow from operating activities of $545,000. Positive cash flow resulted from net income of $476,000 adjusted for depreciation and amortization of $865,000, a $179,000 provision for losses on accounts receivable, an increase in accounts payable and accrued expenses of $95,000, an increase in unearned income of $35,000, an increase in deferred compensation of $21,000, a decrease in security deposits of $1,000 and a writedown of investment in joint venture of $1,000. These items were more than offset by a $479,000 increase in accounts receivable, a $522,000 increase in prepaid expenses, deferred charges, deferred financing fees and goodwill, a $716,000 increase in inventory, a $216,000 decrease in taxes payable, a $182,000 decrease in accrued rent, a $10,000 gain on the sale of marketable investment securities, a $54,000 increase in cash surrender value of life insurance, a $33,000 increase in deferred income taxes and a $6,000 increase in prepaid and refundable income taxes.
    In 1994, there was a negative cash flow from operating activities of $373,000. Positive cash flow resulted from net income of $673,000, adjusted for depreciation and amortization of $656,000, a $171,000 provision for losses on accounts receivable, an increase in accounts payable and accrued expenses of $615,000, an increase in taxes payable of $162,000, an increase in deferred compensation of $20,000 and a decrease in security deposits of $3,000. These items were more than offset by an $812,000 increase in accounts receivable, a $1,008,000 increase in prepaid expenses, deferred charges, deferred financing fees and goodwill, a $463,000 increase in inventory, a $227,000 decrease in accrued rent, a gain on sale of assets of $80,000, an increase in cash surrender value of $37,000, an increase in deferred income taxes of $20,000 and a decrease in unearned retainer income of $26,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    Capital expenditures were $1,261,000, $1,246,000 and 1,146,000 in 1996, 1995 and 1994, respectively, and consisted principally of computer equipment as well as a local area network.
    On October 31, 1996, the Company and its subsidiaries entered into a Note and Warrant Purchase Agreement (the "Agreement") with Furman Selz SBIC, L.P. ("Furman Selz"). Pursuant to the Agreement, Furman Selz purchased from the Company and its subsidiaries, for an aggregate consideration of $2,025,000, five-year promissory notes ("Notes") in the principal amount of $2,025,000, and 10-year warrants ("Warrants") to purchase 900,000 shares of the Company's common stock, par value $.0001 per share ("Common Stock"), at $2.25 per share.
    The Notes accrue interest at an annual rate of 12% on the unpaid principal balance. Accrued but unpaid interest is due and payable on November 30, 1997, November 30, 1998 and on May 30 and November 30 of each year thereafter, commencing on May 30, 1999, except that final payment of interest shall be due and payable on October 31, 2001. However, one-half of the interest due and payable on November 30, 1997 shall be deferred and payable on November 30, 2000 and one-half of the interest due and payable on November 30, 1998, May 30, 1999 and November 30, 1999 shall be deferred and payable on October 31, 2001. Any interest deferred shall compound and accrue interest at the rate of the Notes until paid.
    The Agreement also provides that the Company and its subsidiaries may enter into an agreement on similar terms with SVP, S.A. or affiliates thereof, pursuant to which SVP, S.A. may purchase Notes from the Company and its subsidiaries up to the principal amount of $475,000, and Warrants to purchase up to 211,111 shares of Common Stock. On November 30, 1996, the Company and SVP, S.A. entered into such a Note and Warrant Agreement as described above, for an aggregate consideration of $475,000. SVP, S.A. currently owns about 1,438,374 shares of Common Stock, including shares issuable under outstanding Warrants, or approximately 21.3% of the outstanding shares.
    The Agreement further provides that Furman Selz and SVP, S.A. at their option, can purchase up to the amount of their respective initial investments, up to an additional $2,500,000 in Notes and Warrants on the same terms and conditions as the first $2,500,000, at any time before December 31, 1997.
    The Company anticipates that it shall use the proceeds received pursuant to the Agreement to adopt a more aggressive growth strategy, to make strategic acquisitions and for general corporate purposes.
    On September 19, 1996, the Company signed a thirty day Commercial Revolving Promissory Note with State Street Bank and Trust Company (the "Bank") for
$500,000 at .25 percentage points above the prime rate. The Note expired on October 18, 1996 and was accordingly paid in full and cancelled on that date. The Note was in addition to the $2,000,000 Commercial Revolving Promissory Note with State Street Bank signed on April 27, 1995.
    On May 31, 1996, the Company signed a Commercial Term Loan and Security Agreement with the Bank for $500,000. The Term Loan is for a period of five years at .75 percentage points above the prime rate and requires quarterly principal payments of $25,000.
    On April 27, 1995, in conjunction with a refinancing of the Company's prior banking arrangements, the Company signed a Commercial Revolving Loan, Term Loan and Security Agreement with State Street Bank and Trust Company for a $2,000,000 Commercial Revolving Promissory Note and a $2,000,000 Commercial Term Promissory Note. The Commercial Revolving Promissory Note is for a period of two years at
 .25 percentage points above the prime rate, and the Commercial Term Note is for a period of five years at an interest rate of 8.86% per annum. The Revolving and Term Promissory Notes are secured by all of the assets of the Company. The principal payment schedule for the Term Promissory Note is $100,000 per quarter. As of December 31, 1996, the balance outstanding was $1,400,000. Additionally, there were no outstanding advances under the $2,000,000 revolving credit agreement with State Street Bank at December 31, 1996.
    The Company recorded an $802,000 restructuring charge to operations in the third quarter of 1996, which included $70,000 of cash expenditures in 1996 and future cash expenditures of $122,000.
    The Company's working capital was $3,937,000 at December 31, 1996, as compared to $3,854,000 as of December 31, 1995. Cash balances and marketable investment securities were $634,000 and $697,000 on December 31, 1996 and 1995, respectively. Marketable investment securities, which were $0 and $175,000 on December 31, 1996 and 1995, respectively, consist primarily of preferred shares of publicly traded companies that are considered available for sale.
    The Company expects to spend approximately $1,300,000 for capital items in 1997, the major portion of which will be to enlarge and upgrade the local area network that serves the Company's library, on-line and research areas.
    The Company believes that cash flow from operations and borrowings under the line of credit will be sufficient to cover its expected capital expenditures for the next 12 months and that it has sufficient liquidity for the next 12 months.
    The Company had non-cash financing activities relating to the cashless exercise of stock options. In the 12-month period ended December 31, 1996, 275,686 options were exercised at prices ranging from $0.275 to $2.1875, in exchange for 51,041 shares of common stock of the Company at prices ranging from $2.125 to $3.00. Such shares were held for a period of at least six months before the respective exchange. The value of these transactions was $119,000.

INFLATION

The Company has in the past been able to increase the price of its products and services sufficiently to offset the effects of inflation on wages and other expenses, and anticipates that it will be able to do so in the future.

CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

ASSETS                                                                                         1996                          1995
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
 Cash and cash equivalents                                                                $ 634,000                       522,000
 Marketable investment securities (note 2)                                                        -                       175,000
 Accounts receivable, less allowance for
   doubtful accounts of $103,000 in 1996
   and $105,000 in 1995                                                                   2,837,000                     2,944,000
 Note receivable                                                                             50,000                             -
 Inventories                                                                              2,281,000                     1,935,000
 Prepaid and refundable income taxes                                                        549,000                         6,000
 Deferred tax assets (note 8)                                                                99,000                        47,000
 Prepaid expenses and other current assets                                                  525,000                       549,000
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                      6,975,000                     6,178,000
------------------------------------------------------------------------------------------------------------------------------------
Equipment and leasehold improvements, at cost,
  less accumulated depreciation
  and amortization (note 3)                                                               3,687,000                     3,239,000
OTHER ASSETS:
 Deferred charges                                                                         1,197,000                     1,063,000
 Goodwill, net                                                                              276,000                       297,000
 Note receivable                                                                                  -                        50,000
 Cash surrender value of life insurance                                                     424,000                       314,000
 Deferred tax assets (note 8)                                                               200,000                       145,000
 Deferred financing fees, net                                                                93,000                        22,000
 Security deposits                                                                          144,000                       137,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $12,996,000                    11,445,000
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable, current installments (note 5)                                               516,000                       426,000
 Trade accounts payable                                                                   1,082,000                       824,000
 Accrued expenses (note 12)                                                               1,440,000                     1,074,000
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                 3,038,000                     2,324,000
------------------------------------------------------------------------------------------------------------------------------------
Unearned retainer income                                                                  1,724,000                     1,171,000
Notes payable, net, excluding current installments (note 5)                               3,826,000                     2,896,000
Accrued rent payable (note 4)                                                               197,000                       268,000
Deferred compensation (note 9(b))                                                           152,000                       127,000
SHAREHOLDERS' EQUITY (note 6):
 Preferred stock, $.0001 par value. Authorized 2,000,000 shares;
   none issued and outstanding                                                                      -                             -
 Common stock, $.0001 par value. Authorized 10,000,000 shares;
   issued and outstanding 6,547,184 shares in 1996; issued and
   outstanding 6,209,848 shares in 1995                                                       1,000                         1,000
 Capital in excess of par value                                                           3,861,000                     3,743,000
 Accumulated earnings                                                                       197,000                       916,000
 Net unrealized losses on marketable equity securities (note 2)                                   -                        (1,000)
------------------------------------------------------------------------------------------------------------------------------------
               Total shareholders' equity                                                 4,059,000                     4,659,000
Commitments and contingencies (notes 4, 5, 6, 7, 9 and 13)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $12,996,000                    11,445,000
====================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 1996, 1995 and 1994

                                                                  1996           1995           1994
----------------------------------------------------------------------------------------------------
Revenues ..............................................   $ 30,525,000     28,606,000     24,357,000
----------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Direct costs ........................................     17,349,000     15,665,000     12,852,000
  Selling, general and administrative expenses
    (notes 4, 7 and 9) ................................     13,213,000     11,898,000     10,361,000
  Restructuring charge (note 14) ......................        802,000           --             --
----------------------------------------------------------------------------------------------------
          Operating (loss) income .....................       (839,000)     1,043,000      1,144,000
Interest income .......................................         19,000         49,000         59,000
(Loss) gain on sale of net assets .....................        (73,000)          --           80,000
(Loss) gain on sale of marketable investment securities         (8,000)        10,000           --
Interest expense ......................................       (305,000)      (248,000)       (52,000)
----------------------------------------------------------------------------------------------------
         (Loss) income before (benefit) provision
            for income taxes ..........................     (1,206,000)       854,000      1,231,000
(Benefit) provision for income taxes (note 8) .........       (487,000)       378,000        558,000
----------------------------------------------------------------------------------------------------
         Net (loss) income ............................  $   (719,000)       476,000        673,000
====================================================================================================
(Loss) earnings per common and common
   equivalent share ...................................  $       (.11)           .07            .10
====================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1996, 1995 and 1994

                                            Preferred stock              Common stock          Capital in      Accumulated
                                            -----------------         --------------------      excess of       earnings
                                            Shares     Amount         Shares        Amount      par value       (deficit)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                   -       $   -        6,154,648       1,000       3,727,000        (233,000)
Effect of change in accounting
  for available-for-sale securities
  (net of tax effect of $7,000)                -           -                -           -               -               -
Net income                                     -           -                -           -               -         673,000
Purchase of treasury stock                     -           -                -           -               -               -
Exercise of stock options and
  warrants                                     -           -           70,600           -          60,000               -
Retirement of common stock                     -           -          (21,600)          -         (39,000)              -
Change in market value of
  available-for-sale securities (net
  of tax benefit of $21,000)                   -           -                -           -               -               -
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                   -           -        6,203,648       1,000       3,748,000         440,000
------------------------------------------------------------------------------------------------------------------------------
Net income                                     -           -                -           -               -         476,000
Purchase of treasury stock                     -           -                -           -               -               -
Exercise of stock options and
  warrants                                     -           -           21,200           -          24,000               -
Retirement of common stock                     -           -          (15,000)          -         (30,000)              -
Change in market value of
  available-for-sale securities (net
  of tax effect of $14,000)                    -           -                -           -               -               -
Investment in joint venture                    -           -                -           -           1,000               -
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                   -           -        6,209,848       1,000       3,743,000         916,000
------------------------------------------------------------------------------------------------------------------------------
Net loss                                       -           -                -           -               -        (719,000)
Exercise of stock options and
  warrants                                     -           -          315,396           -          53,000               -
Common stock issued for services               -           -           21,940           -          40,000               -
Sale of warrants in connection with
Series A Senior Subordinated Notes             -           -                -           -          25,000               -
Change in market value of
  available-for-sale securities (net
  of tax effect of $0)                         -           -                -           -               -               -
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                   -       $   -        6,547,184      $1,000       3,861,000         197,000
==============================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                     Net unrealized
                                                                     gains (losses)
                                                Treasury stock        on marketable         Total
                                            ----------------------  equity securities   shareholders'
                                            Shares          Amount      (note 2)           equity
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1993                     -             $ -             -            3,495,000
Effect of change in accounting
  for available-for-sale securities
  (net of tax effect of $7,000)                  -               -        13,000               13,000
Net income                                       -               -             -              673,000
Purchase of treasury stock                  21,600         (39,000)            -              (39,000)
Exercise of stock options and
  warrants                                       -               -             -               60,000
Retirement of common stock                 (21,600)         39,000             -                    -
Change in market value of
  available-for-sale securities (net
  of tax benefit of $21,000)                     -               -       (42,000)             (42,000)
------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                     -               -       (29,000)           4,160,000
------------------------------------------------------------------------------------------------------
Net income                                       -               -             -              476,000
Purchase of treasury stock                  15,000         (30,000)            -              (30,000)
Exercise of stock options and
  warrants                                       -               -             -               24,000
Retirement of common stock                 (15,000)         30,000             -                    -
Change in market value of
  available-for-sale securities (net
  of tax effect of $14,000)                      -               -        28,000               28,000
Investment in joint venture                      -               -             -                1,000
------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                     -               -        (1,000)           4,659,000
------------------------------------------------------------------------------------------------------
Net loss                                         -               -             -             (719,000)
Exercise of stock options and
  warrants                                       -               -             -               53,000
Common stock issued for services                 -               -             -               40,000
Sale of warrants in connection with
Series A Senior Subordinated Notes               -               -             -               25,000
Change in market value of
  available-for-sale securities (net
  of tax effect of $0)                           -               -         1,000                1,000
-----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                     -             $ -             -            4,059,000
=====================================================================================================
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1996, 1995 and 1994

                                                                       1996          1995         1994
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income .......................................       $  (719,000)      476,000       673,000
-------------------------------------------------------------------------------------------------------
Adjustments  to reconcile net income
 to net cash provided by (used in)
 operating activities:
  Depreciation and amortization .........................         1,050,000       865,000       656,000
  Amortization of discount on notes payable .............             1,000          --            --
  Non-cash portion of restructuring charge ..............           610,000          --            --
  Provision for losses on accounts receivable ...........           287,000       179,000       171,000
  Loss (gain) on sale of marketable investment securities             8,000       (10,000)         --
  Loss (gain) on sale of net assets .....................            73,000          --         (80,000)
  Common stock issued for services ......................            40,000          --            --
  Writedown of investment in joint venture ..............              --           1,000          --
  Increase in deferred compensation .....................            25,000        21,000        20,000
  Decrease in accrued rent payable ......................           (71,000)     (182,000)     (227,000)
  Increase in cash surrender value of life insurance ....          (110,000)      (54,000)      (37,000)
  Increase in deferred income taxes .....................          (107,000)      (33,000)      (20,000)
  Changes in assets and liabilities:
    Increase in accounts receivable .....................          (180,000)     (479,000)     (812,000)
    Increase in prepaid and refundable income taxes .....          (543,000)       (6,000)         --
    Increase in inventory ...............................          (585,000)     (716,000)     (463,000)
    Increase in prepaid expenses, deferred charges,
      deferred financing fees and goodwill ..............          (844,000)     (522,000)   (1,008,000)
    (Increase) decrease in security deposits ............            (7,000)        1,000         3,000
    Increase in accounts payable and accrued expenses ...           624,000        95,000       615,000
    (Decrease) increase in taxes payable ................              --        (216,000)      162,000
    Increase (decrease) in unearned retainer income .....           553,000        35,000       (26,000)
--------------------------------------------------------------------------------------------------------
     Total adjustments ..................................           824,000    (1,021,000)   (1,046,000)
--------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating activities            105,000      (545,000)     (373,000)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ....................................        (1,261,000)   (1,246,000)   (1,146,000)
Proceeds from sale of net assets ........................             3,000          --          84,000
Proceeds from sale of marketable investment securities ..           168,000       209,000          --
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities ...................        (1,090,000)   (1,037,000)   (1,062,000)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal borrowings under notes payable ................         2,975,000     3,381,000     1,560,000
Principal payments under notes payable ..................        (1,956,000)   (1,893,000)     (111,000)
Principal payments under capital lease obligations ......              --            --          (3,000)
Proceeds from exercise of stock options .................            53,000        24,000        60,000
Proceeds from sale of warrants in connection with
  Series A Senior Subordinated Notes ....................            25,000          --            --
Payments to acquire treasury stock ......................              --         (30,000)      (39,000)
--------------------------------------------------------------------------------------------------------
Net cash provided by financing activities ...............         1,097,000     1,482,000     1,467,000
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents ....           112,000      (100,000)       32,000
Cash and cash equivalents at beginning of year ..........           522,000       622,000       590,000
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year ................       $   634,000       522,000       622,000
========================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of FIND/SVP, Inc. and its wholly owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.
    The Company operates in one business segment, providing information services and products to customers primarily in the United States.

(B) CASH EQUIVALENTS - Cash equivalents of $0 and $33,000 at December 31, 1996 and 1995, respectively, consist solely of money market accounts. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(C) INVENTORIES - Inventories comprise costs of studies, printing and other publication costs of research reports held for sale. They are valued at the lower of amortized cost or market. The cost of reports is amortized over periods not exceeding eighteen months using the straight-line method beginning with the date of publication.

(D) EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Equipment and leasehold improvements are stated at cost.
    Depreciation of equipment is computed by the straight-line method over the estimated useful lives of the assets, which are five years for electronic equipment and ten years for other assets. Computer software and databases are depreciated over five years in general. Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated life of the asset.

(E) DEFERRED CHARGES AND GOODWILL - Deferred charges primarily comprise the cost of acquired library information files and databases, which are amortized to expense over the estimated period of benefit of three years using the straight-line method and certain costs, offset by cash advances relating to multi-client studies. Revenues and expenses of multi-client studies are recognized when the studies are published.
    Goodwill arising from various acquisitions represents excess purchase price over fair market value and is being amortized on a straight-line basis over 15 to 40 years.

(F) INCOME TAXES - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(G) (LOSS) EARNINGS PER SHARE - The weighted average number of shares of common stock and common stock equivalents outstanding during 1996, 1995 and 1994 was 6,710,000, 6,667,000 and 6,645,000 respectively. The computation of (loss) earnings per common and common equivalent share is based upon the weighted average number of common shares outstanding during the period and, when dilutive, the assumed exercise of stock options and warrants less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock for primary and the year-end market price for fully diluted. The fully diluted (loss) earnings per share are not presented in any of the periods because such amounts are the same as primary
(loss) earnings per share.

(H) REVENUE RECOGNITION - Revenues from annual retainer fees are recognized ratably over the contractual period. Other revenues are recognized as earned. Revenues include certain out-of-pocket and other expenses billed to clients which aggregated approximately $3,376,000, $3,428,000 and $3,087,000 in 1996,
1995 and 1994, respectively.

(I) MARKETABLE INVESTMENT SECURITIES - Marketable investment securities at December 31, 1995 consist of corporate equity securities. The Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.
    Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

from earnings and are reported as a separate component of shareholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Transfers of securities between categories are recorded at fair value at the date of transfer.
    A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. Dividend and interest income are recognized when earned.

(J) FAIR VALUE OF FINANCIAL INSTRUMENTS - The following methods and assumptions were used in estimating the fair value of financial instruments:
    The carrying values reported in the balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses approximates fair values because of their short maturities.
    The carrying value of marketable investment securities approximates fair value and is reported at quoted market prices at the reporting date for those investments.
    The fair value of notes payable, which approximates its carrying value, is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

(K) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF - The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(L) USE OF ESTIMATES - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(M) RECLASSIFICATIONS - Certain prior year balances have been reclassified to conform with current year presentation.

(2) MARKETABLE INVESTMENT SECURITIES

At December 31, 1996 and 1995,  the cost,  gross  unrealized  holdings gains and
losses   and   related   fair   value  of   marketable   investment   securities
available-for-sale are as follows:

                                                         1996              1995
--------------------------------------------------------------------------------
Available-for-sale:
  Equity securities:
    Cost                                                 $  -           176,000
    Gross unrealized losses                                 -            (2,000)
    Gross unrealized gains                                  -             1,000
--------------------------------------------------------------------------------
          Fair market value                              $  -           175,000
================================================================================

    The net change in market value of securities available-for-sale for 1996 and 1995 resulted in a $1,000 and a $28,000 unrealized gain, respectively, which was recorded as a separate component of shareholders' equity.

    During 1996 and 1995, proceeds from the sale of marketable investment securities available for sale were $168,000 and $209,000, respectively, and gross realized losses included in income were $8,000 in 1996 and gross realized gains included in income were $10,000 in 1995.

(3) EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

At December 31, 1996 and 1995, equipment and leasehold improvements consist of the following:

                                                        1996              1995
--------------------------------------------------------------------------------
Furniture, fixtures and
  equipment, including
  computer software
  and databases                                   $5,849,000         4,904,000
Leasehold improvements                             1,841,000         1,677,000
--------------------------------------------------------------------------------
                                                   7,690,000         6,581,000
Less: accumulated
  depreciation and
  amortization                                     4,003,000         3,342,000
--------------------------------------------------------------------------------
                                                  $3,687,000         3,239,000
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4) LEASES
In December 1986, the Company entered into an operating lease agreement for its principal offices. The lease agreement provided for a term of approximately 15 years, commencing in May 1987. The initial annual rental was $576,000 with scheduled increases in succeeding periods. During 1991, modifications were made to the timing of certain payments. During 1992, the lease was extended an additional three years. Rental expense under this lease is recorded on a straight-line basis. Accordingly, rental expense recorded on this lease through December 31, 1996 and 1995 exceeded scheduled payments through such dates by $126,000 and $268,000, respectively.
    In August 1994, the Company entered into a five-year operating lease agreement for office space. The initial annual rental was $267,000 with scheduled increases in succeeding periods. In March 1995, the Company entered into a ten-year lease, expiring June 30, 2005, for additional office space with an initial annual rental of $414,000 with scheduled increases in succeeding periods. In connection with this lease, the Company extended the August 1994 lease through June 30, 2005. Rental expense on this lease is recorded on a straight-line basis. Accordingly, rent recorded through December 31, 1996 exceeded scheduled payments by $71,000.
    The Company's leases of office space include standard escalation clauses. Rental expenses under leases for office space and certain items of equipment accounted for as operating leases were $1,794,000, $1,396,000 and $1,187,000 in 1996, 1995 and 1994, respectively.
    The future minimum lease payments under noncancellable operating leases as of December 31, 1996 were as follows:
                                                                      Operating
Year ending December 31                                                  leases
--------------------------------------------------------------------------------
1997                                                                $ 1,665,000
1998                                                                  1,677,000
1999                                                                  1,629,000
2000                                                                  1,629,000
2001                                                                  1,639,000
Thereafter                                                            4,296,000
--------------------------------------------------------------------------------
Total minimum lease payments                                        $12,535,000
================================================================================

(5) NOTES PAYABLE
Notes payable consist of the following:
                                                          1996              1995
--------------------------------------------------------------------------------
Borrowings  under debt agreements
 with a bank:
  $2,000,000  fixed rate five-year
    note,  payable in quarterly
    installments  of $100,000,  at an
    interest  rate of 8.86% through
    April 2000                                     $1,400,000         1,800,000
  $500,000 five-year note, payable in
    quarterly installments of $25,000,
    at an interest rate of prime plus
    0.75%, which was 9.0% at
    December 31, 1996                                 450,000                 -
  Borrowings under a $2,000,000 line
    of credit facility due April 30,
    1997, at an interest rate of prime
    plus 0.25%, which was 8.5% at
    December 31, 1996                                       -         1,481,000
--------------------------------------------------------------------------------
Subtotal                                            1,850,000         3,281,000
--------------------------------------------------------------------------------
Borrowings under debt agreements
  with investors:
  $2,025,000 Series A Senior
    Subordinated Note, issued at
    99%, due October 31, 2001, at
    an interest rate of 12%, net of
    unamortized discount of $20,000                  2,005,000                 -
  $475,000  Series A Senior  Subordinated
    Note - SVP,  S.A.,  issued at 99%,
    due November 30, 2001, at an
    interest rate of 12%, net of
    unamortized discount of $4,000                     471,000                 -
--------------------------------------------------------------------------------
Subtotal                                             4,326,000         3,281,000
--------------------------------------------------------------------------------
  $60,000 note payable due in
   monthly installments of $1,800,
   including interest at 8% through
   October 1997                                         16,000            35,000

  $25,000 note payable due in
   monthly installments of $695,
   including interest at 7% through
   September 1996                                            -             6,000
--------------------------------------------------------------------------------
     Total debt                                      4,342,000         3,322,000

  Less current installments                            516,000           426,000
--------------------------------------------------------------------------------
     Notes payable, excluding
        current installments                        $3,826,000         2,896,000
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    On October 31, 1996, the Company entered into a Note and Warrant Purchase Agreement with Furman Selz SBIC, L.P. ("Furman Selz"). Pursuant to the agreement, Furman Selz purchased from the Company $2,025,000 Series A Senior Subordinated Note, issued at 99%. The Company sold warrants in conjunction with the note (see note 6 (a)). In connection with these transactions, the Company recorded debt discount of $20,250.
    On November 30, 1996, the Company entered into a Note and Warrant Purchase Agreement with SVP, S.A. Pursuant to the agreement, SVP, S.A. purchased from the Company $475,000 Series A Senior Subordinated Note, issued at 99%. The Company sold warrants in conjunction with the note (see note 6 (a)). In connection with these transactions, the Company recorded debt discount of $4,750.
    The Note and Warrant Purchase Agreements further provide that Furman Selz and SVP, S.A., at their option, can purchase up to the amount of their respective initial investments, up to an additional $2,500,000 in notes and warrants on the same terms and conditions as the first $2,500,000, at any time before December 31, 1997.
    During 1995, the Company entered into a financing agreement with a commercial bank for a $2,000,000 fixed rate term loan through April 2000 and a commercial revolving loan that permits the Company to borrow up to $2,000,000 on a line of credit facility through April 1997. During 1996 the Company amended its financing agreement with a commercial bank to allow for an additional $500,000 term loan through April 2001. For a thirty day period during September and October 1996, the line of credit facility was increased to $2,500,000. The term notes and line of credit are secured by all of the assets of the Company.
    The Company's debt agreements contain numerous affirmative and negative covenants, including financial covenants relating to the Company's net worth, working capital and additional borrowings, and restrict payment of dividends.
    The Company's line of credit agreement calls for quarterly payments of a nonrefundable facility fee at an annual rate of 0.25% of the unused portion of the line.
    The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1996 are as follows:

Year ending December 31                                                  Amount
--------------------------------------------------------------------------------
1997                                                                 $  516,000
1998                                                                    500,000
1999                                                                    500,000
2000                                                                    300,000
2001                                                                  2,550,000
--------------------------------------------------------------------------------
                                                                     $4,366,000
--------------------------------------------------------------------------------

(6) SHAREHOLDERS' EQUITY

(A) COMMON STOCK WARRANTS - On June 22, 1993, the Company issued warrants to a vice president of the Company under which he is entitled to purchase 4,000 shares of common stock for $1.31 per share during the five-year period commencing from that date. No warrants have been exercised to date.
    On February 10, 1995, the Company issued warrants to a Company with which it formed a joint venture to develop a new on-line, Internet-based service for consumers, under which it is entitled to purchase 150,000 shares of the Company's common stock at $2.25 per share, the estimated fair market value at date of joint venture. The warrant becomes exercisable at the rate of 50,000 shares each year beginning February 13, 1996 and expires ten years from the date of grant. No warrants have been exercised to date.
    On October 31, 1996, in conjunction with the issuance of the Series A Subordinated Note (see note 5), the Company sold warrants to Furman Selz, under which it is entitled to purchase 900,000 shares of the Company's common stock at $2.25 per share for ten years commencing from that date. No warrants have been exercised to date.
    On November 30, 1996, in conjunction with the issuance of the Series A Subordinated Note (see note 5), the Company sold warrants to SVP, S.A., under which it is entitled to purchase 211,111 shares of the Company's common stock at $2.25 per share for ten years commencing from that date. No warrants have been exercised to date.

(B) STOCK OPTION PLAN - In January 1996 the Company adopted the FIND/SVP, Inc. 1996 Stock Option Plan (the "Plan"). The Plan authorizes grants of options to purchase up to 650,000 shares of common stock, issuable to employees, directors and consultants of the Company, at prices at least equal to fair market value at the date of grant (110% of the fair market value for holders of 10% or more of the outstanding shares of common stock). At December 31, 1996 there were 238,150 shares available for grant under the Plan.
    The options to be granted under the Plan will be designated as incentive stock options or non-incentive stock options by the Stock Option Committee. Options granted under the Plan are exercisable during a period of no more than ten years from the date of the grant (five years for options granted to holders of 10% or more of the outstanding shares of common stock). All options outstanding at December 31, 1996 expire within the next five years if not exercised. Options which are cancelled or expire during the term of the Plan are eligible to be re-issued under the Plan and, therefore, are considered available for grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    There were 21,000 options available for grant under the FIND/SVP, Inc. 1986 Stock Option plan (the "1986 Plan") upon its expiration in August 1996. These options, along with an additional 16,950 options from the 1986 Plan which either expired or were cancelled after August 1996, were no longer available for grant at December 31, 1996.
    Activity under the stock option plans is summarized as follows:

                                            1996           1995           1994
-------------------------------------------------------------------------------
Outstanding options
  at January 1                           966,000        861,100        588,800
Granted - option prices
  ranging from $1.875
  to $2.875 per share in
  1996, $1.9375 to
  $2.25 per share in
  1995 and $1.375 to
  $2.0625 per share
  in 1994                                689,350        129,500        303,500
Exercised                               (366,437)       (21,200)       (20,600)
Cancelled and expired                    (35,950)        (3,400)       (10,600)
------------------------------------------------------------------------------
Outstanding (in 1996,
  exercisable at $0.625
  to $2.875 per share)
  at December 31                       1,252,963        966,000        861,100
==============================================================================
Exercisable (in 1996,
  exercisable at $0.625
  to $2.875 per share)
  at December 31                         589,713        776,383        561,901
==============================================================================
Available for grant at
  December 31                            238,150        279,500        155,600
==============================================================================

    Included in the options granted in 1996 are 300,000 options the Company granted to the President of the Company. Contingent upon meeting certain earnings levels over the life of his employment agreement, these options will vest on the certification date of the targeted earnings levels. The exercise price of these options will be equal to the fair market value of the common stock on the vesting date or 110% of such fair market value if the President is a holder of 10% or more of the outstanding shares of common stock on such date.
    At December 31, 1996 and 1995, the number of options exercisable was 589,713 and 776,383, respectively, and the weighted-average exercise price of those options was $1.61 and $1.04, respectively.
    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation costs has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net (loss) income would have been reduced to the pro forma amounts indicated below:

                                                       1996              1995
--------------------------------------------------------------------------------
Net (loss) income               As reported       $(719,000)          476,000
                                 Proforma          (766,000)          451,000
--------------------------------------------------------------------------------
(Loss) earnings                 As reported            (.11)              .07
per share                        Proforma              (.11)              .07
--------------------------------------------------------------------------------

    The per share weighted-average fair value of stock options granted during 1996 and 1995 was $0.35 and $0.39, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1996 - expected dividend yield of 0%, risk-free interest rate of 6.5%, volatility of 14.06% per year and an expected life of 3 years; 1995 - expected dividend yield of 0%, risk-free interest rate of 6.5%, volatility of 17.32% per year and an expected life of 3 years. Volatility is calculated over the five preceding years for 1996 and 1995, respectively.
    Proforma net (loss) income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the proforma net income amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered and compensation cost is reflected over the options' vesting period of up to 5 years.
    At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.625 to $2.875 and 3.35 years, respectively.

(C) COMMON STOCK ISSUED FOR SERVICES - In 1996, the Company issued 21,940 shares of common stock with a value of $40,000 to a third party for services rendered.

(D) PREFERRED STOCK - Effective June 1995, the Company amended its Certificate of Incorporation to authorize an additional class of stock consisting of 2,000,000 shares of $.0001 par value preferred stock. No shares have been issued as of December 31, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) SVP INTERNATIONAL
The Company entered into an agreement in 1971, amended in 1981, with SVP International ("SVP"), a Swiss company which is an 8% shareholder of the Company. The agreement provides that SVP will aid and advise the Company in the operation of an information service and permit access to other foreign SVP information centers and the use of the SVP trademark and logo. The agreement shall continue in perpetuity, unless amended by the parties thereto. It provides that the Company will pay to SVP royalties computed on an annual basis at the following rates: $18,000 per year, plus 1.2% of the gross profit from all publications included in the Company's gross revenues less than $10 million for such year, and 2% of the amount of the Company's nonpublishing gross revenues for each such year derived from the "FIND/SVP Service" in excess of $2 million but less than $4 million and 1% of the amount of such nonpublishing gross revenues in excess of $4 million but less than $10 million.
    Royalty charges under the agreement were $137,000, $139,000 and $142,000 in 1996, 1995 and 1994, respectively. Royalties accrued but unpaid were approximately $74,000 and 219,000 at December 31, 1996 and 1995, respectively, and are included in accrued expenses in the consolidated balance sheets.
    The Company receives and renders information services to other members of the SVP network. Charges for such services are made at rates similar to those used for the Company's other clients.

(8) INCOME TAXES
The provision for income taxes consists of the following:

                                  1996              1995              1994
--------------------------------------------------------------------------------
Current:
   Federal                   $(342,000)          255,000           369,000
   State and local               6,000           156,000           209,000
--------------------------------------------------------------------------------
                              (336,000)          411,000           578,000
--------------------------------------------------------------------------------
Deferred:
   Federal                     (40,000)          (22,000)          (20,000)
   State and local            (111,000)          (11,000)                -
--------------------------------------------------------------------------------
                             $(487,000)          378,000           558,000
===============================================================================

    Income tax expense differs from the amount computed by multiplying the statutory rate of 34% to income before income taxes due to the following:

                                       1996              1995              1994
-------------------------------------------------------------------------------
Income tax (benefit)
  expense at
  statutory rate                    $(410,000)          290,000         419,000
Increase (reduction) in
  income taxes
  resulting from:
  State and local
    income taxes, net
    of Federal income
    tax benefit                        (111,000)        83,000         115,000
  Nontaxable income                     (33,000)       (22,000)        (13,000)
  Nondeductible
    expenses                             38,000         34,000          15,000
  Reversal of prior
    year's under
    (over)accruals                       29,000         (7,000)         22,000
-------------------------------------------------------------------------------
                                     $(487,000)       378,000           558,000
===============================================================================

    The significant components of deferred tax expense for the years ended December 31, 1996 and 1995 are attributable to the followings:

                                                  1996              1995
--------------------------------------------------------------------------------
Accounts receivable, principally due to
  allowance for doubtful accounts              $ 1,000            (3,000)
Leasehold improvements,
  principally due to differences
  in amortization                              (34,000)          (41,000)
Deferred compensation, principally
  due to accrual for financial
  reporting purposes                            (11,000)          (20,000)
Equipment, principally due
  to differences in depreciation                 46,000            30,000
  State and local net operating
  loss carryforward                             (99,000)               -
Restructuring charge                            (54,000)               -
Other                                                 -             1,000
--------------------------------------------------------------------------------
                                              $(151,000)          (33,000)
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, net of deferred tax liabilities at December 31, 1996 and 1995 are presented below:

                                                1996          1995
-------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable, principally due
    to allowance for doubtful accounts     $  46,000        47,000
  Leasehold improvements, principally
   due to differences in amortization        155,000       121,000
  Deferred compensation, principally
    due to accrual for financial
    reporting purposes ...............        67,000        56,000
State and local net operating
  loss carryforward ..................        99,000          --
Restructuring charge .................        54,000          --
Deferred tax liability:
  Equipment,  principally due to
    differences in depreciation.......      (120,000)      (30,000)
  Goodwill, principally due to
    difference in amortization .......        (1,000)       (1,000)
  Other ..............................        (1,000)       (1,000)
-------------------------------------------------------------------
Net deferred tax asset ...............     $ 299,000       192,000
===================================================================

    Management of the Company has determined, based on the Company's history of prior years' operating earnings and its expected income for the future, that operating income will more likely than not be sufficient to fully utilize these deferred tax assets as they mature.

(9) EMPLOYEE BENEFITS AND DEFERRED COMPENSATION
(A) PENSION PLANS - The Company established a 401(k) and profit sharing plan for all eligible employees. Participants may elect to defer up to 12% of their annual compensation which is subject to annual limitation as provided in
Internal Revenue Code Section 415(d). The Company will contribute 20% of the employees' contributions up to 1% of their annual compensation. Profit sharing contributions are at the discretion of the Company. Participants vest in the employer's contribution at 20% after three years of service increasing by 20% for each additional year of service. The Company's contribution, accrued but unpaid, to this plan was $77,000, and $70,000 at December 31, 1996 and 1995, respectively.
    The Company maintains a Target Benefit Pension Plan for all eligible employees. The target benefit is 4% of average annual compensation plus 4% of compensation in excess of covered compensation reduced proportionally for less than 35 years of service. Participants vest at 20% after three years of service increasing by 20% for each additional year of service. The Company's contribution, accrued but unpaid, to this plan was $68,000 and $44,000 at December 31, 1996 and 1995, respectively.

(B) DEFERRED COMPENSATION - The Company maintains deferred compensation agreements for two officers, with benefits commencing upon retirement, death or disability. Deferred compensation expense under these agreements was approximately $25,000, $21,000 and $20,000 in 1996, 1995 and 1994, respectively.

(C) EMPLOYMENT AGREEMENTS - Effective January 1, 1996 the Company entered into an employment agreement with the President of the Company. The Agreement terminates on December 31, 2001. The Agreement supersedes a May 1991 Agreement and provides for a base salary with cost of living escalations. The Agreement provides a performance bonus equal to 10% per annum of the pre-tax profits of the Company in excess of $1,000,000 for each year through the end of the Agreement. The Agreement was amended in December 1996 to limit the amount of bonus to a maximum of $250,000 in any year. In addition, the Agreement contains certain severance provisions, as defined in the Agreement, entitling the President to receive compensation through the end of the Agreement upon termination without cause, change of control and certain other occurrences.
    On January 11, 1995, the Company entered into severance agreements with two of its officers, which call for payment of their current base salary for a period of one year from the date of termination, without cause or voluntary termination upon certain conditions, as defined in the agreement. In addition, if the individuals are terminated, all options granted to the respective individuals shall become immediately exercisable. At December 31, 1996, 131,400 options in the aggregate were not exercisable by the two officers.

(10) SUPPLEMENTAL CASH FLOWS INFORMATION
Cash paid for interest and income taxes during the years ended December 31, 1996, 1995 and 1994 was as follows:

                                 1996              1995              1994
--------------------------------------------------------------------------------
Interest                       $271,000          229,000            52,000
===============================================================================
Income taxes                   $164,000          631,000           320,000
===============================================================================

    The Company had the following non-cash financing activities in 1996:
    The Company issued 21,940 shares of common stock with a value of $40,000 to a third party for services rendered.
    The Company recorded the cashless exercise of 275,686 options at prices ranging from $0.275 to $2.1875 in exchange for 51,041 shares of common stock at prices ranging from $2.125 to $3.00. Such shares were held for a period of at least six months before the respective exchange. The value of these transactions was $119,000.

(11) ACQUISITIONS/INVESTMENT
    On February 10, 1995, the Company entered into a joint venture to develop a new on-line, Internet-based service for consumers. Under the terms of the agreement, the Company will initially have a 20% interest in the joint venture. In conjunction with the agreement, the joint venture partner received warrants to purchase 150,000 shares of FIND/SVP, Inc. common stock at $2.25 per share. Utilizing the Black-Scholes method of valuation, management has attributed a nominal value of $1,000 to such warrants and the investment in the joint venture. At December 31, 1995, the Company recorded a $1,000 loss on the investment. As of March 1, 1996, the joint venture partner has ceased funding the operations of the joint venture, which effectively terminated the joint venture. During 1996, the Company developed its own version of an on-line Internet-based service for consumers, which is currently available on a limited test basis.

(12) ACCRUED EXPENSES
Accrued expenses at December 31, 1996 and 1995 consisted of the following:

                                                   1996              1995
--------------------------------------------------------------------------------

Accrued bonuses and
   employee benefits (note 9)                      $  696,000           495,000
Accrued severance and
   retirement (note 14)                               122,000                 -
Accrued SVP royalty (note 7)                           74,000           219,000
Accrued interest                                       59,000            24,000
Other accrued expenses                                489,000           336,000
-------------------------------------------------------------------------------
                                                   $1,440,000         1,074,000
===============================================================================

(13) LITIGATION
On March 19, 1996, Findout Corporation ("Plaintiff") and Steven Sanford ("Sanford"), Plaintiff's assignor, commenced an action in the Supreme Court of the State of New York, County of New York, entitled Findout Corp. et al v. Find/SVP, Inc. et al, Index No. 105079/96 (the "Action"). On April 19, 1996, Plaintiff served an Amended Complaint in the Action, in which it asserts claims against the Company and others for fraud, negligent misrepresentation, breach of fiduciary duty, promissory estoppel, unfair competition and the imposition of a constructive trust arising out of failed negotiations between the Company and Sanford concerning the financing of a joint venture. Plaintiff seeks compensatory damages for lost profits and out-of-pocket expenses in an amount to be determined at trial but not less than $28 million, and punitive damages in an amount to be determined at trial but not less than $50 million. With respect to the claim of unfair competition, Plaintiff alternatively seeks preliminary and permanent injunctive relief.
    On June 7, 1996, in lieu of serving an answer, the Company served a motion to dismiss the Amended Complaint ("Motion to Dismiss") in its entirety on the ground that Plaintiff failed to state a cause of action and cannot establish any basis for recovering punitive damages or lost profits. Disclosure in the Action was thereby stayed by operation of law. On July 16, 1996, Plaintiff served a cross-motion requesting that the Court lift the automatic stay of disclosure, direct expedited disclosure and reverse discovery priorities.
    By decision dated September 5, 1996, and an order dated November 27, 1996, the Court granted the Company's Motion to Dismiss to the extent of dismissing the fraud, negligent misrepresentation, breach of fiduciary duty, promissory estoppel, and constructive trust causes of action. The only remaining cause of action against the Company is for unfair competition by misappropriation of an idea allegedly disclosed to the Company by Sanford during negotiations between December 1995 and March 1996 that did not result in the execution of a joint venture agreement. The Company strenuously disputes the legal basis for and factual allegations underlying the unfair competition cause of action, and intends to continue to defend the Action vigorously. The Company's time to serve an answer to the remaining cause of action asserted in the Amended Complaint has not yet started to run, and Plaintiff has not served any disclosure requests. The Company believes the action will not result in an award of damages that is material to the results of operations or financial position of the Company.

(14) RESTRUCTURING CHARGE
During the third quarter of 1996, the Company implemented a plan to restructure and consolidate operations, which included the reorganization of its operating units and a change in the method of marketing and cross-selling its various products. As a result, the Company recorded a pre-tax restructuring charge of $802,000 during the third quarter of 1996.
    The restructuring charge included a writedown of certain inventories and deferred charges of $490,000, severance and retirement charges of $167,000, charges relating to marketing and planning materials which will not be used after the restructuring of $117,000 and charges for the consolidation and reduction of several small and unprofitable product groups of $28,000, of which $122,000 of the remaining severance and retirement payments has been included in accrued expenses at December 31, 1996.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
FIND/SVP, Inc.:


We have audited the accompanying consolidated balance sheets as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1996 of FIND/SVP, Inc. and subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FIND/SVP, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP

New York, New York
February 21, 1997

MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

PRICE RANGE OF COMMON STOCK
The Common Stock, par value $.0001 per share, of the Company ("Common Stock") is traded on the over-the-counter market with quotations reported on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol "FSVP." The following table sets forth the high and low closing bid prices for the Common Stock for the periods indicated. The NASDAQ quotations, which represent prices between dealers, do not include retail markups, markdowns, or commissions, and may not represent actual transactions.

Price Range                         High                    Low
--------------------------------------------------------------------------------
1996
COMMON STOCK
1ST QUARTER                         2 3/8                    1 11/16
2ND QUARTER                         3 1/8                    2 1/8
3RD QUARTER                         3 1/4                    2
4TH QUARTER                         2 7/16                   1 13/16

1995
Common Stock
1st Quarter                         2 1/2                    1 15/16
2nd Quarter                         2 1/8                    2
3rd Quarter                         2 3/8                    1 15/16
4th Quarter                         2 3/8                    1 13/16
===============================================================================-

    On December 31, 1996, There were approximately 1,046 holders of record of the Common Stock. Such numbers do not include shares held in "street name."

DIVIDEND HISTORY AND POLICY
The Company has never paid cash dividends on its Common Stock and anticipates that, for the foreseeable future, it will continue to follow a policy of retaining earnings to finance the expansion and development of its business. The Company's debt agreements restrict the payment of dividends.

CORPORATE DATA

OFFICERS:
ANDREW P. GARVIN
Chairman of the Board,
President  and
Chief Executive Officer

PETER J. FIORILLO
Executive Vice President,
Finance & Administration
Chief Financial Officer, Treasurer and Secretary

JOHN KURANZ
Vice President & General Manager
FIND/SVP Published Products, Inc.

DIRECTORS:
CHARLES BAUDOIN
Chairman, Ecoban Finance Ltd.,
a finance company

JEAN-LOUIS BODMER
Managing Director, SVP, S.A.
and Vice President,
SVP International, an information
and consulting service firm

HOWARD S. BRESLOW
Breslow & Walker, LLP,
a New York-based law firm

FREDERICK H. FRUITMAN
Managing Director,
Loeb Partners Corporation,
an investment banking firm

ANDREW P. GARVIN
Chairman of the Board,
President  and
Chief Executive Officer

BRIGITTE DE GASTINES
President, SVP, S.A.,
an information and
consulting service firm

JAMES L. LUIKART
Executive Vice President,
Furman Selz Investments LLP

OPERATING UNIT MANAGERS:
KENNETH A. ASH
Vice President and
Managing Director,
Strategic Consulting & Research Group

LYNN E. CHRISTIE
Vice President and
Managing Editor,
Research Publication Group

VICTOR L. CISARIO
Vice President & Controller

ANNE DENNIS
Vice President,
Special Client Services
    and Education,
Quick Consulting & Research Service

JOHN KURANZ
Vice President & General Manager,
FIND/SVP Published Products, Inc.

THOMAS E. MILLER
Vice President,
Emerging Technologies Research Group

SUSAN OGULNICK
Vice President,
Quick Consulting & Research Service

MARK H. SCHAEFFER
Vice President,
Business Development
Quick Consulting & Research Service

MICHAEL SHOR
Vice President,
Direct & Database Marketing

STEPHAN B. SIGAUD
Vice President and Managing Director,
Customer Satisfaction and
    Loyalty Group

TRANSFER AGENT
& WARRANT AGENT
American Securities
Transfer, Incorporated
1825 Lawrence Street
Denver, CO 80202

AUDITORS
KPMG Peat Marwick LLP
345 Park Avenue
New York, NY 10154

LEGAL COUNSEL
Breslow & Walker, LLP
767 Third Avenue
New York, NY 10017

COMPANY ADDRESS
FIND/SVP, Inc.
625 Avenue of the Americas
New York, NY 10011
(212) 645-4500

FORM 10-K
A copy of the Company's Form 10-K is available, without charge, upon request by writing to:

Peter J. Fiorillo
Executive Vice President,
FIND/SVP, Inc.
625 Avenue of the Americas
New York, NY 10011


NASDAQ SYMBOL: FSVP




This annual report contains forward-looking statements about the results FIND/SVP is striving to achieve. Realization of these goals involves risks and uncertainties, including the success of the Company's growth strategies and objectives. Actual results may be different from those discussed here.

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